Exhibit 99.(a)(1)(B)(2)

To: Eligible Employees

From: Les Cross

Date: November 19, 2012

SUBJECT: Stock Option Exchange Program

Stock options are an important component of your compensation package. They are intended to encourage you to act like owners of the business. Frankly, our company has not performed well in recent years and this has caused many of our stock options to provide no value for the employees who received them. As I have stated previously, I’m very pleased with the direction of our company now and I have confidence this will ultimately be reflected in our stock price.

Even strong company performance may not result in some options providing any value for you in the near term. As a result, for many of you, these options are ineffective at providing the desired incentives and retention value. To rectify this, I have proposed to our Board of Directors and they have approved a Stock Option Exchange Program.

This is a special program in which you will have an opportunity to exchange options previously granted to you with an exercise price greater than or equal to $2.85 per share for the same number of options with a lower exercise price. The exercise price of the replacement options will be the higher of $2.00 or 115% of the closing price on December 19, 2012.

Please read Roy Burchill’s email and attachments carefully. Roy will host several information sessions to better explain this program so please direct your questions about this program to Roy.

Thank you for your contributions and dedication to Alphatec.

Cheers!

Les